

May 17, 2011

via U.S. mail and facsimile

Edward Bernstein, Chief Executive Officer
Propell Corporation
305 San Anselmo Avenue, Suite 300
San Anselmo, CA 94960

> **RE: Propell Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-53488**

Dear Mr. Bernstein:

We have reviewed your response letter dated May 2, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 18

1. We note that you have provided disclosure as of December 31, 2009, the end of your previous fiscal year, rather than disclosure as of December 31, 2010, the end of your most recently completed fiscal year. Please file an amendment to revise your disclosure to reflect, if true, that there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with your independent auditors for the period ended

December 31, 2010. Otherwise, please provide the relevant disclosure in accordance with Item 304 of Regulation S-K.

Controls and Procedures, page 19

Internal Controls, page 19

2. Please amend your Form 10-K to provide the disclosure required by Item 308T of Regulation S-K. Specifically, please state that management is responsible for establishing and maintaining adequate internal control over financial reporting for the company and provide a clear statement of management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. While we note your statement that all material weaknesses and significant deficiencies have been remediated, we note that you do not clearly state whether internal control over financial reporting was effective as of December 31, 2010. In your amendment to your Form 10-K, please ensure that the signature page is currently dated and please note that the Section 302 and 906 certifications should refer to the Form 10-K/A, be currently dated, and conform to the format provided in Item 601(b)(31) and (32) of Regulation S-K.

Executive Compensation, page 22

3. Please explain to us supplementally how you calculated the grant date fair value for the stock options awarded to Messrs. Scapatici and Wallace in 2009. We note that on June 16, 2009, Mr. Scapatici received 150,000 options and Mr. Wallace received 125,000 options; however, the grant date fair value for each award in the Summary Compensation Table is listed as $7,500. Please advise or revise your disclosure in your amendment to your 10-K as necessary.

4. In footnote 1 to your Summary Compensation Table, we note that you refer to Note 8 for a discussion of assumptions in determining the valuation of equity awards; however, this discussion does not appear in Note 8. Please advise or revise your disclosure in your amendment to your 10-K as necessary. Please note that this comment also applies to footnote 1 of your Director Compensation Table.

Director Compensation, page 23

5. We note that the form of Director Compensation Table in Item 402(r) of Regulation S-K does not include the following columns: salary, bonus, aggregate fair value, and stock awards outstanding at year-end. Please tell us why you modified the table to include these columns and describe for us the authority or

guidance on which you relied to make this modification. Otherwise, please revise your disclosure in your 10-K amendment to conform to Item 402(r) of Regulation S-K.

Amendment No. 3 to Form 10-Q/A for the Fiscal Period Ended March 31, 2010

Changes in Internal Control Over Financial Reporting, page F-16

6. Please confirm to us, if true, that there have been no changes in internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note that you provide this disclosure as of June 30, 2010.

Amendment No. 3 to Form 10-Q/A for the Fiscal Period Ended June 30, 2010

Exhibit 31.1 – Section 302 Certification for the CEO
Exhibit 31.2 – Section 302 Certification for the CFO
Exhibit 32.1 – Section 906 Certification for the CEO and CFO

7. Since the Section 906 certification refers to the Form 10-Q/A for the period ended March 31, 2010, it appears that you have filed your Section 906 certification for March 31, 2010 with your June 30, 2010 Form 10-Q/A. We further note that each of the certifications refer to Amendment No. 2 rather than Amendment No. 3 for the 10-Q/A for June 30, 2010. Please file an amendment to your Form 10-Q for the period ended June 30, 2010 to include revised Section 302 and Section 906 certifications. Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) and (32) of Regulation S-K. Also, please ensure that the revised certifications refer to Amendment No. 4 to Form 10-Q/A and are currently dated.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Exhibit 31.1

8. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer", do not substitute "I am" for "The registrant's other certifying officer(s) and I are" in paragraph 4, do no substitute "internal control over financing reporting" for "internal control over financial reporting" in paragraph 4(d) or omit "The registrant's other certifying officer(s) and" in paragraph 5.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief